EXHIBIT 99.1

Endeavour Silver Reports First Quarter, 2019 Financial Results; Conference Call at 10am PDT (1pm EDT) Today

VANCOUVER, British Columbia, May 06, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released today its financial results for the period ended March 31, 2019. The Company owns and operates four underground silver-gold mines in Mexico, the Guanaceví mine in Durango state, the Bolañitos and El Cubo mines in Guanajuato state and the recently commissioned El Compas mine in Zacatecas State. Endeavour is also advancing the Terronera project in Jalisco state to a development decision and completing a preliminary economic assessment to advance the Parral project in Chihuahua state.

The Company recorded a significant net loss in the First Quarter, 2019, compared to a small net gain in the First Quarter, 2018, primarily due to lower revenue and higher unit costs of production. Revenue decreased 28% due to lower production and lower realized prices. All-in sustaining costs increased 37% due to reduced production and higher cash operating costs, inventory write-downs, employee severance payments, exploration and general and administrative expenses.

Management has implemented multiple measures to improve its operational and financial performance and further actions are being planned. In addition to experiencing various one-time events that impacted performance in Q1, 2019, management has conducted a company-wide cost review and has initiated both short and long-term actions to reduce costs and defer certain investments, as detailed herein.

Highlights of First Quarter 2019 (Compared to First Quarter 2018)

Financial

  Net earnings decreased to a $13.3 million loss ($0.10 per share)
  Cash flow from operations before working capital changes decreased to $2.1 million
  Mine operating cash flow before taxes(1) decreased 66% to $4.6 million
  Revenue decreased 28% to $29.1 million
  Realized silver price decreased 7% to $15.50 per ounce (oz) sold
  Realized gold price decreased 1% to $1,315 per oz sold
  Cash costs(1) increased 93% to $12.55 per oz silver payable (net of gold credits)
  All-in sustaining costs(1) increased 37% to $19.37 per oz silver payable (net of gold credits)
  Cash and cash equivalents fell 35% to $21.8 million
  Working capital fell to $46.8 million compared to $54.5 million at year end

Operations

  Silver production decreased 21% to 1,071,355 oz
  Gold production decreased 24% to 10,055 oz
  Silver equivalent production was 1.9 million oz (at a 80:1 silver: gold ratio)
  Silver oz sold decreased 24% to 1,069,385 oz
  Gold oz sold decreased 25% to 9,559 oz
  Bullion inventory at quarter-end included 114,696 oz silver and 288 oz gold
  Concentrate inventory at quarter-end included 63,894 oz silver and 1,698 oz gold

(1) EBITDA, mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

In Q1, 2019, Bolanitos and El Cubo continued to be profitable but the Guanacevi mine incurred almost half the net loss incurred during the quarter. Management is currently conducting a detailed review of mining alternatives for Guanacevi, including ways to improve the viability of the main Santa Cruz orebody and accelerate the development of the Milache and SCS orebodies.

Endeavour has faced difficulties in the past and successfully resolved them. Management has initiated the following actions to conserve cash and turn around the current performance.

  Operations are focused on accelerating development and production rates to get back on plan, as well as mining higher grades and improving metal recoveries wherever possible at each mine
  Management changes have been implemented at Guanacevi and Bolanitos to address systemic issues and improve supervision to achieve planned development and production targets
  Mine development is increasing due to improved equipment utilization and contractor performance, certain mining equipment has been and will be moved to higher priority areas and certain mining contractors have been and will be replaced for under-performance
  New mobile mining equipment has arrived onsite and additional equipment is being leased for delivery in H2, 2019 to reduce maintenance costs and enhance productivity
  New senior mine planning engineer hired to review and redo certain mine plans and senior mine geological consultant retained to review and improve grade control at each mine
  Employee and contractor reductions were implemented in Q1, 2019 and additional reductions will be made in Q2, 2019
  The exploration department has already ceased most brownfields and greenfields drilling, and is now assisting mine exploration with mine-site drilling
  Senior management have taken voluntary reductions in pay, Vancouver administrative staff have moved to a reduced work week and administration is reducing all discretionary spending
  Management is assessing a number of mining alternatives for the Guanacevi mine and the viability of the deep Santa Cruz ore body, which is expected to be completed by month-end

Bradford Cooke, CEO of Endeavour, stated, “We experienced a challenging start to the year in operations, with no improvement of the systemic issues at Guanacevi and unexpected events such as the seven-week shut-down at El Compas due to a mill failure. However, Endeavour management has dealt with similar issues before, we successfully cut costs across the board to address similar operational and economic challenges in 2008 and 2013. The Company emerged financially stronger and more profitable as a result.

“With El Compas now commercial, management is focused on Terronera, arranging debt financing and continuing to optimize the pre-feasibility study released last year, while we await receipt of the final government permit and board approval to commence construction. A preliminary economic assessment and mine permitting are both underway for the Parral project, which, although reduced, will be the Company’s largest exploration investment in 2019.”

Quarterly Financial Results

In the first quarter ended March 31, 2019, the Company generated revenue totaling $29.1 million (Q1 2018 - $40.3 million). During the quarter, the Company sold 1,069,385 silver ounces and 9,559 gold ounces at realized prices of $15.50 and $1,315 per ounce respectively, compared to sales of 1,406,143 silver ounces and 12,674 gold ounces at realized prices of $16.70 and $1,330 per ounce respectively in Q1, 2018.

After cost of sales of $34.9 million (Q1 2018 - $37.1 million), mine operating losses amounted to $5.8 million (Q1 2018 - earnings of $3.3 million) from mining and milling operations in Mexico. The 6% decrease in cost of sales was primarily due to decreased depreciation, depletion and amortization and $3.2 million write down of production of inventories to net realizable value. Excluding depreciation and depletion of $7.1 million (Q1 2018 - $9.8 million), share-based payments of $55,000 (Q1 2018 - $37,000) and inventory write down of $3.2 million (Q1 2018 - $0.8 million), mine operating cash flow before taxes was $4.6 million (Q1 2018 – $13.8 million) in Q1, 2019.

Net loss was $13.3 million (Q1 2018 – earnings of $2.3 million) after exploration, general and administrative, foreign exchange, other income and taxes.

Direct production costs per tonne in Q1, 2019 increased 33% compared with Q1, 2018 due reduced throughput. The higher production costs per tonne were driven mainly by lower mine output at each operation.

At Guanacevi, the new Milache orebody is now producing 250 tonnes per day (tpd) of development ore, on its way to 400 tpd by the end of third quarter, and the new SCS orebody is being developed for production in H2, 2019. Production rates at the Milache and SCS orebodies are expected to increase each quarter, initially to fill the plant to its 1,200 tpd capacity and then to steadily displace the higher cost production at Porvenir Norte and Santa Cruz. Throughput was 95% of plan, while silver grades were lower than plan, due to a higher proportion of lower grade ore still being mined from Santa Cruz rather than higher grade ore scheduled to come from Milache. Silver grades are expected to improve in the second half of the year.

At Bolañitos, mine output was lower than plan due to elevated arsenic content (still low in the ore but high enough to penalize the concentrate net returns) at a certain elevation in the orebodies, which required the mine plan to be re-sequenced to allow for blending with low arsenic ore. Management expects the mining rates should revert to plan by the end of Q3, 2019.

At El Cubo, mine output decreased as planned due to the short mine life, and silver grades and gold grades were all higher in Q1, 2019 compared to Q1, 2018, which offset the sharp decrease in production in Q1, 2019 compared to Q1, 2018. Throughput was higher than plan, offset by lower gold grades than plan. The lower production rate results in higher operating costs compared to 2018. Accordingly, the Company implemented work force reductions in Q1, 2019 to reflect the lower production rate this year.

At El Compas, the mine and plant achieved commercial production in mid-March but only contributed two weeks of production during the first quarter. The ball mill was repaired and the plant re-commenced operations in mid-February, processing a total 11,200 tonnes from February 11th to quarter end. Higher mine dilution impacted head grades which resulted in replacement of the mining contractor. Management expects the throughput to meet plan capacity in Q2, 2019 and grades to improve each quarter as dilution is reduced. Optimization studies are underway at El Compas to increase throughput, grades and recoveries to their design capacities.

The higher costs per tonne resulted in higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). Similarly, all-in sustaining costs (also a non-IFRS measure) which, compared to Q1, 2018, increased 37% to $19.37 per oz in Q1, 2019. This increase in all‑in sustaining costs was a result of the higher operating costs per oz and the lower capital expenditures in Q1, 2019 compared to Q1, 2019.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call

A conference call to discuss these results will be held today, Monday, May 6 at 10am PT (1pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 3132#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.

COMPARATIVE HIGHLIGHTS

Q1 2019 Highlights	Three Months Ended March 31
	2019	2018	% Change
Production
Silver ounces produced	1,071,355	1,350,840	(21%)
Gold ounces produced	10,055	13,208	(24%)
Payable silver ounces produced	1,050,215	1,324,856	(21%)
Payable gold ounces produced	9,809	12,944	(24%)
Silver equivalent ounces produced(1)	1,875,755	2,407,480	(22%)
Cash costs per silver ounce	12.55	6.50	93%
Total production costs per ounce	20.12	13.70	47%
All-in sustaining costs per ounce	19.37	14.18	37%
Processed tonnes	246,519	325,669	(24%)
Direct production costs per tonne	105.84	79.38	33%
Silver co-product cash costs	13.56	10.76	26%
Gold co-product cash costs	1,150	857	34%
Financial
Revenue ($ millions)	29.1	40.3	(28%)
Silver ounces sold	1,069,385	1,406,143	(24%)
Gold ounces sold	9,559	12,674	(25%)
Realized silver price per ounce	15.50	16.70	(7%)
Realized gold price per ounce	1,315	1,330	(1%)
Net earnings (loss) ($ millions)	(13.3)	2.3	(671%)
Mine operating earnings ($ millions)	(5.8)	3.3	(276%)
Mine operating cash flow ($ millions)	4.6	13.8	(66%)
Operating cash flow before working capital changes	(2.1)	11.6	(118%)
Earnings before ITDA($ millions)	(4.6)	11.1	(142%)
Working capital ($ millions)	46.8	66.6	(30%)
Shareholders
Earnings (loss) per share – basic	(0.10)	0.02	(600%)
Operating cash flow before working capital changes per share	(0.02)	0.09	(122%)
Weighted average shares outstanding	131,395,790	127,488,410	3%

1) Silver equivalents are calculated using an 80:1 ratio.
2) Cost metrics, EBITDA, mine operating cash flow, operating cash flow before working capital changes are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2019	2018

Operating activities
Net earnings (loss) for the period	$(13,278)	$2,325

Items not affecting cash:
Share-based compensation	999	416
Depreciation, depletion and amortization	7,227	9,837
Deferred income tax expense (recovery)	(350)	(1,786)
Unrealized foreign exchange loss (gain)	(4)	(50)
Finance costs	92	38
Write down of inventory to net realizable value	3,212	755
Unrealized loss (gain) on other investments	(28)	20
Net changes in non-cash working capital	(6,704)	(3,536)
Cash from operating activities	(8,834)	8,019

Investing activities
Property, plant and equipment expenditures	(3,923)	(10,965)
Intangible asset expenditures	(203)	-
Cash used in investing activities	(4,126)	(10,965)

Financing activities
Restricted cash	-	1,000
Repayment of loans payable	(100)	-
Repayment of lease liabilities	(71)	-
Interest paid	(21)	-
Public equity offerings	1,572	-
Share issuance costs	(65)	-
Cash from (used in) financing activities	1,315	1,000

Effect of exchange rate change on cash and cash equivalents	45	229

Increase (decrease) in cash and cash equivalents	(11,645)	(1,946)
Cash and cash equivalents, beginning of the period	33,376	38,277
Cash and cash equivalents, end of the period	$21,776	$36,560

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2019 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended
	,	March 31	March 31
		2019	2018

Revenue		$29,143	$40,330

Cost of sales:
Direct production costs		24,194	25,806
Royalties		317	698
Share-based payments		55	37
Depreciation, depletion and amortization		7,116	9,759
Write down of inventory to net realizable value		3,212	755
		34,894	37,055

Mine operating earnings (loss)		(5,751)	3,275

Expenses:
Exploration		2,333	2,023
General and administrative		3,042	2,318
Severance costs		1,100	-
		6,475	4,341

Operating earnings (loss)		(12,226)	(1,066)

Finance costs		92	49

Other income (expense):
Foreign exchange		(403)	2,273
Investment and other		(209)	69
		(612)	2,342

Earnings (loss) before income taxes		(12,930)	1,227

Income tax expense (recovery):
Current income tax expense		698	688
Deferred income tax expense (recovery)		(350)	(1,786)
		348	(1,098)

Net earnings (loss) for the period		(13,278)	2,325

Basic earnings (loss) per share based on net earnings		$(0.10)	$0.02
Diluted earnings (loss) per share based on net earnings		$(0.10)	$0.02

Basic weighted average number of shares outstanding		131,395,790	127,488,410
Diluted weighted average number of shares outstanding		131,395,790	127,827,863

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2019 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	March 31,	December 31,
	2019	2018

ASSETS

Current assets
Cash and cash equivalents	$21,776	$33,376
Other investments	116	88
Accounts receivable	27,539	26,947
Inventories	14,888	14,894
Prepaid expenses	2,710	2,704
Total current assets	67,029	78,009

Non-current deposits	609	1,114
Deferred income tax asset	9,497	9,147
Intangible assets	1,433	-
Right-of-use leased assets	1,783	-
Mineral properties, plant and equipment	84,346	88,777
Total assets	$164,697	$177,047

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$17,613	$19,470
Income taxes payable	2,118	4,050
Loans payable	331	-
Lease liabilities	210	-
Total current liabilities	20,272	23,520

Deferred lease inducement	-	217
Loans payable	645	-
Lease liabilities	1,185	-
Provision for reclamation and rehabilitation	8,247	8,195
Deferred income tax liability	360	335
Total liabilities	30,709	32,267

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 131,475,520 shares (Dec 31, 2018 - 130,781,052 shares)	460,596	459,109
Contributed surplus	10,675	9,676
Retained earnings (deficit)	(337,283)	(324,005)
Total shareholders' equity	133,988	144,780
Total liabilities and shareholders' equity	$164,697	$177,047

 This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2018 and the related notes contained therein.